

February 17, 2011

Dean A. McCoy
Senior Vice President and Chief Accounting Officer
National Beverage Corp.
8100 SW Tenth Street
Suite 4000
Fort Lauderdale, FL 33324

> **Re:** **National Beverage Corp.**
> **Form 10-K for the fiscal year ended May 1, 2010**
> **Filed July 15, 2010**
> **File No. 001-14170**

Dear Mr. McCoy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended May 1, 2010

General

1. We note that you have not included all of the exhibits or schedules to Exhibit 10.16. Please confirm that you will file a complete copy of this exhibit with your next Exchange Act periodic report.

Definitive Proxy Statement on Schedule 14A filed August 27, 2010

General

2. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Executive Compensation and Other Information, page 8

3.   We note the revised disclosure on page 12 and placement of all of your CEO's and CFO's compensation in the All Other Compensation column. We refer you to your response letter dated March 20, 2009 with respect to the Form 10-K for the fiscal year ended May 3, 2008. It is unclear if the elements, objectives and other factors relating to the CEO and CFO compensation are the same as or similar to those of the other named executive officers' compensation, or if they are irrelevant because the CEO's and CFO's compensation is based solely on the 1% management fee. If their compensation is based solely on the 1% fee and not on the compensation program, please revise the Compensation Discussion and Analysis to so state. In this regard, we note the statement on page 16 that CMA is paid 1% of your net sales "plus incentive compensation based upon certain factors to be determined by the Compensation and Stock Option Committee of the Board."

4.   We note the statement on page 12 that CMA "compensates senior corporate management, each of whom are responsible for critical corporate functions." You also state in footnote one to the summary compensation table that these "other senior corporate personnel are not required to be included in the table above." Please confirm, if true, that Messrs. Knecht, McCoy and Joseph Caporella receive no payments from CMA, and advise us to what extent the other senior corporate personnel responsible for critical corporate functions are significant employees under Item 401(c) of Regulation S-K. We may have further comment.

5.   We note the reference to perquisites on page 11 and the statement that you do not provide "any additional perquisites to the Executive Officers, other than a car allowance." We also note, however, the statement on page 16 that CMA is a joint owner "of an aircraft used by the Company." Please advise regarding the applicability of Item 402(c)(2)(ix) of Regulation S-K.

Items 2.02 and 9.01 Form 8-K filed December 10, 2010

Exhibit 99.1

6.   We note your presentation of EBITDA for the trailing twelve months in your earnings releases' for the first and second fiscal quarters ended July 31, 2010 (Form 8-K filed September 10, 2010) and October 30, 2010 (Form 8-K filed December 10, 2010). This appears to be non-GAAP measure as defined by Regulation G and Item 10(e) of Regulation S-K as it is not required by GAAP, Commission rules, nor appears to be required by a system of regulation that is applicable to the Company. To the extent you disclose or release publicly any material information that includes a non-GAAP measure in the future, please confirm to us that you will comply with the applicable non-GAAP requirements (i.e. Regulation G or Item 10(e) of Regulation S-K), including the requirement to label the measure as non-GAAP and provide a quantitative reconciliation

to the most comparable GAAP measure. Also provide us with quantitative reconciliations to EBITDA for the trailing twelve months of $21.5 million for the quarter ended July 31, 2010 and $69.7 million for the quarter ended October 30, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director